KRISTINA K. PAPPA
Vice President and General Counsel
417 Fifth Avenue, 8th Floor
New York, NY 10016
Direct Dial: 212-726-4242
Email: kristina.pappa@atari.com
May 1, 2007
VIA EDGAR AND FACSIMILE
Stephen Krikorian
Accounting Branch Chief
Mail Stop 4561
Securities and Exchange Commission
Washington, DC 20549

Re:	Atari, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2006, filed June 29, 2006
Form 10-Q for the Fiscal Quarter Ended December 31, 2006, filed February 13, 2007
File No. 000-27338
Dear Mr. Krikorian:
     By a letter to Bruno Bonnell dated April 19, 2007 you stated that you had reviewed our response to your letter of February 23, 2007 and that you had additional comments regarding (i) the Annual Report on Form 10-K of Atari, Inc. for the fiscal year ended March 31, 2006, and (ii) the Quarterly Report on Form 10-Q of Atari, Inc. for the fiscal quarter ended December 31, 2006. In that letter, you asked that Atari respond to the comments within ten business days or tell you when it would provide you with a response.
     Atari, Inc. will provide a response to your April 19, 2007 letter not later than May 18, 2007.

Very truly yours,
/s/ Kristina K. Pappa

KRISTINA K. PAPPA

cc:	Morgan Youngwood
Melissa Walsh